UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Real Goods Solar, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75601N500

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

205 East 42nd Street, 20th Floor

New York, New York 10017

(212) 974-3070

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75601N500

1	NAME OF REPORTING PERSON

IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		461,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

461,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%*
14	TYPE OF REPORTING PERSON

CO

* See Item 5 of this Schedule 13D.

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CUSIP No. 75601N500

1	NAME OF REPORTING PERSON

IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		461,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

461,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%*
14	TYPE OF REPORTING PERSON

IA

* See Item 5 of this Schedule 13D.

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CUSIP No. 75601N500

1	NAME OF REPORTING PERSON

IROQUOIS CAPITAL INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		144,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

144,000*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%*
14	TYPE OF REPORTING PERSON

IA

* See Item 5 of this Schedule 13D.

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CUSIP No. 75601N500

1	NAME OF REPORTING PERSON

RICHARD ABBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%*
14	TYPE OF REPORTING PERSON

IN

* See Item 5 of this Schedule 13D.

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CUSIP No. 75601N500

1	NAME OF REPORTING PERSON

KIMBERLY PAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		461,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

461,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%*
14	TYPE OF REPORTING PERSON

IN

* See Item 5 of this Schedule 13D.

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CUSIP No. 75601N500

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”), of Real Goods Solar, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 110 16th Street, Suite 300, Denver, Colorado 80202.

Item 2.	Identity and Background.

This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);
(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;
(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);
(iv)	Richard Abbe, who serves as the President of Iroquois Capital and managing member of ICIG; and
(v)	Kimberly Page, who serves as a Director of Iroquois Master Fund.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)       The principal business of Iroquois Master Fund is serving as a private investment fund. The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. The principal business of ICIG is serving as a private investment fund. The principal occupation of Mr. Abbe is serving as the President of Iroquois Capital and managing member of ICIG. The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 75601N500

(f)       Mr. Abbe and Ms. Page are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,000 Shares purchased by Iroquois Master Fund is approximately $8,572, including brokerage commissions.

Pursuant to a Cooperation Agreement with the Issuer dated January 2, 2018 (as defined in Item 4 below), Iroquois Master Fund was issued 456,000 unregistered and restricted Shares and ICIG was issued 144,000 unregistered and restricted Shares.

Series K Warrants

On February 6, 2017, Iroquois Master Fund and ICIG each acquired warrants to purchase 419,355 and 255,806 Shares, respectively (collectively, the “Series K Warrants”). The Series K Warrants entitle the holders to purchase Shares at an exercise price of $3.10 per share for a period of five years of the date of issuance. The Series K Warrants may be exercised for cash or on a cashless basis. The Series K Warrants are subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder would beneficially own (as defined in the Series K Warrants) in excess of 4.99% of the number of Shares outstanding immediately after such exercise, or the holder, with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be increased or decreased at any time by the holder upon not less than 61 days’ prior written notice to the Issuer.

The foregoing is only a brief description of the material terms of the Series K Warrants. The foregoing descriptions are qualified in their entirety by reference to the full text of the form of the Series K Warrants, which were filed by the Issuer as Exhibit 4.1 to a Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2017 and are incorporated by reference herein.

Series M Warrants

On February 10, 2017, Iroquois Master Fund and ICIG each acquired warrants to purchase 113,750 and 46,224 Shares, respectively (collectively, the “Series M Warrants”). The Series M Warrants entitle the holders to purchase Shares at an exercise price of $2.40 per share for a period of five years of the date of issuance. The Series M Warrants may be exercised for cash or on a cashless basis. The Series M Warrants are subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder would beneficially own (as defined in the Series M Warrants) in excess of 4.99% of the number of Shares outstanding immediately after such exercise, or the holder, with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be increased or decreased at any time by the holder upon not less than 61 days’ prior written notice to the Issuer.

The foregoing is only a brief description of the material terms of the Series M Warrants. The foregoing descriptions are qualified in their entirety by reference to the full text of the form of the Series M Warrants, which were filed by the Issuer as Exhibit 4.1 to a Current Report on Form 8-K filed by the Issuer with the SEC on February 8, 2017 and are incorporated by reference herein.

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CUSIP No. 75601N500

Item 4.	Purpose of the Transaction.

On January 2, 2018, each of the Reporting Persons (collectively, “Iroquois”) entered into a Cooperation Agreement (the “Agreement”) with the Issuer regarding Iroquois’ solicitation of proxies in opposition to the election of directors at the Issuer’s 2017 annual meeting of shareholders (the “Annual Meeting”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference. Terms that are not otherwise defined herein have the meanings ascribed to them in the Agreement.

Pursuant to the Agreement, Iroquois agreed to (i) withdraw and not resubmit its Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2017 and (ii) to appear at the Annual Meeting in person or by proxy and to vote all of its Shares in favor of (a) the election of the Issuer’s director nominees, (b) the approval of an amendment to the Issuer’s 2008 Long-Term Incentive Plan to increase the number of shares authorized for issuance and the number of shares that a participant may receive in a fiscal year, and (c) the ratification of the appointment of Moss Adams LLP to audit the Issuer’s consolidated financial statements for the 2017 fiscal year.

Under the terms of the Agreement, the Issuer agreed to issue and deliver to Iroquois Master Fund and ICIG 456,000 and 144,000 unregistered and restricted Shares, respectively, as reimbursement for expenses incurred in connection with the Annual Meeting and the negotiation, execution and effectuation of the Agreement. Further, the Issuer and Iroquois agreed to cooperate in good faith to enter into a registration rights agreement, with customary terms reasonably acceptable to the Issuer, granting Iroquois piggyback registration rights with respect to the Shares Iroquois received pursuant to the Agreement.

In addition, Iroquois agreed to certain customary standstill provisions and voting commitments until thirty (30) calendar days prior to the expiration of the advance notice period for the submission by shareholders of director nominations for consideration at the Issuer’s 2022 annual meeting of shareholders (the “Standstill Period”), as set forth in the advance notice provisions of the Issuer’s Bylaws. The Agreement also contains mutual releases and mutual non-disparagement obligations.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

The Agreement was also included as Exhibit 10.1 to a Current Report on Form 8-K filed by the Issuer with the SEC on January 3, 2018.

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CUSIP No. 75601N500

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,551,845 Shares, which represents (1) the 8,951,845 Shares outstanding, as of January 4, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 4, 2018, plus (2) the 600,000 unregistered and restricted Shares issued pursuant to the Cooperation Agreement, as further described in Item 4.

Excluded from the Reporting Persons’ beneficial ownership are 835,135 Shares issuable upon the exercise of certain warrants of the Issuer subject to a 4.99% blocker provision (the “Warrants”) owned by each of Iroquois Master Fund and ICIG, due to a conversion cap that precludes the holder thereof from converting such warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 4.99% of the Shares outstanding (the “Beneficial Ownership Limitation”).

A.	Iroquois Master Fund
(a)	As of the close of business on January 12, 2018, Iroquois Master Fund beneficially owned 461,000 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 461,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 461,000

(c)	Iroquois Master Fund has not entered into any transactions in the Shares during the past 60 days.

B.       Iroquois Capital

(a)	Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owners of the 461,000 Shares owned by Iroquois Master Fund.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 461,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 461,000

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CUSIP No. 75601N500

(c)	Iroquois Capital has not entered into any transactions in the Shares during the past 60 days.
C.	ICIG
(a)	As of the close of business on January 12, 2018, ICIG beneficially owned 144,000 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 144,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 144,000
4. Shared power to dispose or direct the disposition: 0

(c)	ICIG has not entered into any transactions in the Shares during the past 60 days.
D.	Richard Abbe
(a)	Mr. Abbe, the President of Iroquois Capital and managing member of ICIG, may be deemed the beneficial owner of the (i) 461,000 Shares owned by Iroquois Master Fund and the (ii) 144,000 Shares owned by ICIG.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 605,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 605,000

(c)	Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.
G.	Kimberly Page
(a)	Ms. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the 461,000 Shares owned by Iroquois Master Fund.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 461,000

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 461,000

(c)	Ms. Page has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP No. 75601N500

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 2, 2018, the Reporting Persons entered into a Cooperation Agreement, as described further in Item 4, with the Issuer. Pursuant to the Cooperation Agreement, the Reporting Persons were issued 600,000 unregistered and restricted Shares. A copy of the Cooperation Agreement was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 3, 2018, and is incorporated herein by reference.

On January 16, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, Richard Abbe and Kimberly Page, dated January 16, 2018.
99.2	Cooperation Agreement, dated January 2, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2018).

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CUSIP No. 75601N500

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly page
Kimberly page

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CUSIP No. 75601N500

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	President of Iroquois Capital	205 East 42nd Street, 20th Floor, New York, New York 10017
Kimberly Page, Director	Chief Operating Officer and Compliance Officer of Iroquois Capital	205 East 42nd Street, 20th Floor, New York, New York 10017